EXHIBIT 99

Magna Announces Outlook

  Sales growth and increased EBIT Margin1 anticipated over outlook period
  Forecast free cash flow2 of approximately $5.5 billion in 2020-2022 period
  Higher EBIT Margin expected in 2020

AURORA, Ontario, Jan. 16, 2020 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced its financial outlook for 2020 and 2022.

Our outlook to 2022 anticipates continued growth in total sales and improvement in our EBIT Margin, both as compared to 2019 despite our expectation of relatively stable light vehicle production levels in North America and Europe during this same time period.  Improvement in EBIT Margin is expected across each of our operating segments.  We anticipate cumulative free cash flow of approximately $5.5 billion over the 2020-2022 period, reflecting continued strong earnings and disciplined capital spending.

For 2020, as compared to 2019, our sales are expected to be negatively impacted by foreign currency translation, reflecting the stronger U.S. dollar, the disposition of our Fluid Pressure & Controls business in 2019, net of acquisitions, and lower expected light vehicle production in Europe.  Our outlook anticipates a higher EBIT Margin in 2020 reflecting, among other factors, lower spending on ADAS and autonomy, and continued operational improvements at a number of facilities.

“We expect our organic consolidated and unconsolidated sales to continue to grow through our outlook period. Our growth includes a number of products tied to reduced emissions such as hybrid dual-clutch transmissions, e-drives, battery frames, and our portfolio of lightweighting solutions. Also contributing to this growth are seating systems, electronic systems including ADAS, and the expansion of our vehicle assembly business into China. Size, scale and our unique entrepreneurial culture are what differentiate Magna and allow us to invest in new technologies to support our customers through the auto cycle.”

- Don Walker, Magna’s Chief Executive Officer

1 Earnings Before Interest and Taxes (“EBIT”) is defined as Net Income attributable to Magna before income attributable to non-controlling interests, income taxes, and interest expense, net.  EBIT Margin is the ratio of EBIT to Total Sales.
2 Free cash flow represents Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other assets minus capital spending and investments in other assets.

OUTLOOK

	2020	2022
Light Vehicle Production (Units) North America Europe	16.3 million 20.8 million	16.3 million 21.6 million

Segment Sales Body Exteriors & Structures Power & Vision Seating Systems Complete Vehicles	$16.0 - $16.8 billion $10.7 - $11.3 billion $5.7 - $6.1 billion $6.0 - $6.4 billion	$17.5 - $18.5 billion $11.5 - $12.3 billion $6.3 - $6.8 billion $5.7 - $6.4 billion

Total Sales	$38.0 - $40.0 billion	$40.5 - $43.5 billion

EBIT Margin[3]	6.7% - 7.0%	7.6% - 8.0%

Equity Income (included in EBIT)	$130 - $175 million	$175 - $230 million

Interest Expense	Approximately $85 million

Tax Rate	Approximately 24.5%

Net Income Attributable to Magna	$1.8 - $2.0 billion

Capital Spending	Approximately $1.7 billion

3 Earnings Before Interest and Taxes (“EBIT”) is defined as Net Income attributable to Magna before income attributable to non-controlling interests, income taxes, and interest expense, net.  EBIT Margin is the ratio of EBIT to Total Sales.

In this outlook we have assumed no material acquisitions or divestitures.  In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate year end 2019 rates.

“Compared to 2019, we expect our margins to improve throughout our outlook period even as we continue to invest for our future. In the 2020-2022 timeframe, we expect to generate free cash flow of approximately $5.5 billion, which is more than 30% of our current market capitalization. Our capital allocation priorities remain focused on maintaining a strong balance sheet, investing to grow our businesses, and returning capital to shareholders.”

- Vince Galifi, Magna’s Chief Financial Officer

OUR LEADERSHIP

Our Board of Directors is pleased to appoint Swamy Kotagiri as President of Magna, reporting to Don Walker, Chief Executive Officer.  In his new role, Mr. Kotagiri will work with Mr. Walker on driving Magna’s overall strategy including strengthening the alignment between our customer strategy, R&D initiatives and new mobility activities.

Mr. Kotagiri will continue to oversee our Power & Vision segment as well as our corporate research and development programs and related investments.

The Board is also pleased to announce that The Honourable V. Peter Harder, P.C., has rejoined the Board, following the end of his service as the Government Representative in the Senate of Canada.  Mr. Harder previously served on the Board between 2012 and 2016 and brings a wealth of experience in public policy and international trade, as well as a deep understanding of Chinese political and economic matters.

OTHER MATTERS
After almost two years of collaboration, Magna and Lyft have decided to evolve how we work together.  Moving forward, we are concluding our partnership to co-develop self-driving technology.  We expect to continue to collaborate in several areas related to autonomous developments, including aspects of hardware development and potential joint opportunities in software and hardware manufacturing.

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.  To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

We will hold a conference call for interested analysts and shareholders to review the details of our outlook on Thursday, January 16, 2020 at 8:00 a.m. ET. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call from North America is 1-800-920-3395.  International callers should use 1-416-981-9005. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Thursday morning prior to the call.

TAGS
2020 outlook, sales growth, free cash flow

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com, 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com, 248.631.5396

WEBCAST CONTACT
Nancy Hansford, Executive Assistant, Investor Relations
nancy.hansford@magna.com, 905.726.7108

OUR BUSINESS4
We are a mobility technology company.  We have over 166,000 entrepreneurial-minded employees 346 manufacturing operations and 92 product development, engineering and sales centres in 28 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas.  Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

4 Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

FORWARD-LOOKING STATEMENTS
We disclose "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") to provide information about management's current expectations and plans. Such forward-looking statements may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements in this press release include, but are not limited to, 2020-2022 outlook period statements related to:

Expected sales growth, EBIT margin growth and forecast EBIT margin improvement Cumulative free cash flow expectations Underlying assumptions regarding relative foreign currency rate
  Forecasts of light vehicle production in North America and Europe
  Expected Total sales, based on such light vehicle production, including expected split by segment
  Anticipated growth drivers of our business
EBIT margin Equity income Net interest expense Tax rate Net income Capital spending; and Future returns of capital to our shareholders, including through dividends or share repurchases

Our forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry
  economic cyclicality
  regional production volume declines
  intense competition
  trade disputes / tariffs
Customer and Supplier Related Risks
  concentration of sales with six customers
  shifts in market shares among vehicles or vehicle segments shifts in "take rates" for products we sell
  quarterly sales fluctuations
  potential loss of any material purchase orders
  a deterioration in the financial condition of our supply base
  OEM consolidation
Manufacturing Operational Risks
  product and new facility launch risks
  operational underperformance
  restructuring costs
  impairment charges
  labour disruptions
  supply disruptions
  climate change risks
  attraction / retention of skilled labour
IT Security Risk
  IT/Cybersecurity breach
Pricing Risks
  pricing risks between time of quote and start of production price concessions
  commodity costs
  declines in scrap steel prices
 Warranty / Recall Risks
  costs to repair or replacement of defective products, including due to a recall warranty or recall costs that exceed warranty provisions or insurance coverage limits
 Acquisition Risks
  inherent merger and acquisition risks
  acquisition integration risks
Other Business Risks
  risks related to conducting business through joint ventures our ability to consistently develop and commercialize innovative products or processes our changing business risk profile as a result of increased investment in electrification and autonomous driving, including:  higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience risks of conducting business in foreign markets
  fluctuations in relative currency values
  tax risks
  reduced financial flexibility as a result of economic shock changes in credit ratings assigned to us
 Legal, Regulatory and Other Risks
  antitrust risk
  legal claims and/or regulatory actions against us
  changes in laws and regulations, including those related to vehicle emissions

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.